

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

<u>Via E-mail</u>
Paul Donaldson
Chief Executive Officer
Helmer Directional Drilling Corp.
2845 Snowflake Drive
Boise, ID 83706

> **Re: Helmer Directional Drilling Corp.**
> **Amendment No. 2 to Form 10-K**
> **for the Year Ended December 31, 2012**
> **Filed October 30, 2013**
> **File No. 000-53675**

Dear Mr. Donaldson:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 1. Business page 5</u>

1.   We note that you have removed all mineral reserve disclosure from your filing. Additionally, we note your references to development or development stage activities in your filing. As a company without a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (a)(4) of Industry Guide 7. Please confirm that in future filings you will refer to your company as an exploration stage company and will remove references to the development stage and production stage until you have defined a mineral reserve.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining